UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RemoteMDx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Dr. Winfried Kill

Parkstrasse 32a

51427 Bergisch-Gladbach

Germany

+491754380004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75961Q 10 1

1.	Names of Reporting Persons Dr. Winfried Kill

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,924,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,924,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,924,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
21.1% (based on 151,036,749 shares of common stock issued and outstanding as of August 29, 2008, as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed on August 29, 2008)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 75961Q 10 1

This Amendment No. 1 (the “Amendment”) amends and supplements the original Statement on Schedule 13D filed on August 14, 2008 (the “Original Schedule 13D”) by Dr. Winfried Kill relating to shares of the common stock, $0.0001 par value per share (the “Common Stock”), of RemoteMDx, Inc., a Utah corporation (the “Issuer”).  Dr. Kill is filing this Amendment to update certain information regarding the Purchase Agreement with Norddeutsche Landesbank Girozentrale and his beneficial ownership reported in the Original Schedule 13D.  Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate.

Item 1.	Security and Issuer
No material change.

Item 2.	Identity and Background
No material change.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated in its entirety and replaced by the following:

FK Beteiligungs-GmbH, a German limited liability company of which Dr. Kill is a shareholder and managing director, acquired 900,000 shares of Issuer Common Stock on June 8, 2007 for approximately $1,541,629 (EUR 1,154,000) using its working capital.

Dr. Kill entered into the Purchase Agreement, dated as of July 29, 2008 which became effective under German law on August 5, 2008 (the “Purchase Agreement”), with Norddeutsche Landesbank Girozentrale (“NORD/LB”) giving him the right to purchase 31,024,000 shares of the Issuer’s Common Stock for EUR 25,000,070.  On August 29, 2008, Dr. Kill entered into a Supplemental Agreement (the “Supplemental Agreement”) to the Purchase Agreement, pursuant to which he purchased 7,445,739 shares of the Issuer’s Common Stock for approximately $8,801,340 (EUR 6,000,000) on August 29, 2008 using his personal funds and pursuant to which he will purchase an additional 23,578,261 shares of the Issuer’s Common Stock for EUR 19,000,070 on or before October 15, 2008 as further described in Item 6 of this Statement.  Dr. Kill may use personal funds or may enter into certain financing arrangements in order to make such additional purchases, but as of the date hereof, no such financing arrangements have been made.

Item 4.	Purpose of Transaction
No material change.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended by replacing Item 5(c) with the following:

(c)      On August 29, 2008, Dr. Kill purchased 7,445,739 shares of the Issuer’s Common Stock at a price of EUR 0.80583 per share (approximately $1.18 per share) from NORD/LB pursuant to the Supplemental Agreement as further described in Item 6 of this Statement.

CUSIP No. 75961Q 10 1

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety and replaced by the following:

Dr. Kill entered into the Purchase Agreement, dated as of July 29, 2008, with NORD/LB for the purchase of 31,024,000 shares of the Issuer’s Common Stock at a purchase price of EUR 0.80583 per share for a total purchase price of EUR 25,000,070 (the “Purchase Price”).  On August 29, 2008, Dr. Kill and NORD/LB entered into the Supplemental Agreement to the Purchase Agreement.  Pursuant to the Supplemental Agreement, the Purchase Price in a partial amount of EUR 6,000,000 for 7,445,739 shares of the Issuer’s Common Stock was due and payable on August 29, 2008, and the remaining amount of the Purchase Price in the amount of EUR 19,000,070 for 23,578,261 shares of the Issuer’s Common Stock is due and payable on or before October 15, 2008.  The description of the Purchase Agreement and the Supplemental Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase Agreement and the Supplemental Agreement, translations of which are included as Exhibit 1 and Exhibit 3 hereto, respectively, and incorporated herein by reference.

On June 8, 2007, FK Beteiligungs-GmbH, a German limited liability company (“FK”) entered into a stock transfer instrument (the “Stock Transfer”) with VATAS Holding GmbH, a German limited liability company, pursuant to which FK received 900,000 shares of the Issuer’s Common Stock. Dr. Kill is a shareholder and managing director of FK.  The description of the Stock Transfer does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Transfer filed as Exhibit 2 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 is amended by adding the following additional exhibit:
Exhibit 3. Supplemental Agreement, dated as of August 29, 2008, to the Purchase Agreement by and between Norddeutsche Landesbank Girozentrale and Dr. Winfried Kill.

CUSIP No. 75961Q 10 1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 2008
Date
/s/ Dr. Winfried Kill
Signature
Dr. Winfried Kill
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).